

Mail Stop 7010

April 28, 2009

By U.S. Mail and Facsimile

Mr. T. R. Loftus
Chief Financial Officer
VSE Corporation
2550 Huntington Avenue
Alexandria, VA 22303

> **Re:** **VSE Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed March 24, 2009**
> **File No. 000-03676**

Dear Mr. Loftus:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief